

March 23, 2015

Wesley Ramjeet
Chief Executive Officer
Profit Planners Management, Inc.
885 Third Avenue, 19th Floor
New York, NY 10022

   Re: Profit Planners Management, Inc.
     Form 10-K for the Fiscal Year Ended May 31, 2014
     Filed August 18, 2014
     File No. 333-160513

Dear Mr. Ramjeet:

  We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2014

Item 9A. Controls and Procedures

1. Please include a discussion regarding the effectiveness of the design and operation of your disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this annual report. In this regard we note that you have provided this disclosure in your periodic reports but you have omitted it in your Form 10-K. Please see Regulation S-K Item 307.

Form 8-K filed February 4, 2015

Exhibit 99.1

2.   We note that your furnished investor presentation discloses plans to acquire several accounting firms in an effort to build your business. Please provide greater detail as to how these acquisitions will be funded in light of your current financial status.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director